                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)



              AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                             (Name of Issuer)

                        Common Stock, $1 par value
                      (Title of Class of Securities)

                                 03070M100
                              (CUSIP Number)

                                                      Copies of
                                                 Communications to:

              PAUL C. DRUEKE                       GORDON R. LEWIS
               P.O. BOX 364                   WARNER NORCROSS & JUDD LLP
         CALEDONIA, MICHIGAN 49316              900 OLD KENT BUILDING
              (616) 224-1553                    111 LYON STREET, N.W.
                                            GRAND RAPIDS, MICHIGAN  49503
                                                   (616) 752-2000
    (Name, Address and Telephone Number
      of Person Authorized to Receive
        Notices and Communications)

                             December 22, 1997
          (Date of Event which Require Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

     Concerned Shareholders for Better Management of Ameriwood
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF, OO, WC
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
     and Michigan
-----------------------------------------------------------------------------

     Number of           (7)  Sole Voting Power                             0
     Shares Beneficially ----------------------------------------------------
     Owned by
     Each                (8)  Shared Voting Power                     348,213
     Reporting           ----------------------------------------------------
     Person With
                         (9)  Sole Dispositive Power                        0
                         ----------------------------------------------------

                         (10) Shared Dispositive Power                348,213
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     348,213
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares _____
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                  8.2%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                             OO
-----------------------------------------------------------------------------
                                      2

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                              Paul C. Drueke
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of                (7)  Sole Voting Power                    4,600
     Shares Beneficially      -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power                 40,000
     Reporting                -----------------------------------------------
     Person With
                              (9)  Sole Dispositive Power               4,600
                              -----------------------------------------------

                              (10) Shared Dispositive Power            40,000
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      44,600
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   1.0%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                             IN
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                                Gary Kaiser
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____

-----------------------------------------------------------------------------

3)   SEC Use Only

-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of           (7)  Sole Voting Power                        28,000
     Shares Beneficially ----------------------------------------------------
     Owned by
     Each                (8)  Shared Voting Power                       1,000
     Reporting           ----------------------------------------------------
     Person With
                         (9)  Sole Dispositive Power                   28,000
                         ----------------------------------------------------

                         (10) Shared Dispositive Power                  1,000
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      29,000
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   0.7%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                             IN
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                             David S. Lundeen
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of           (7)  Sole Voting Power                        25,300
     Shares Beneficially ----------------------------------------------------
     Owned by
     Each                (8)  Shared Voting Power                           0
     Reporting           ----------------------------------------------------
     Person With
                         (9)  Sole Dispositive Power                   25,300
                         ----------------------------------------------------

                         (10) Shared Dispositive Power                      0
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      25,300
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   0.6%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                             IN
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                             Philip D. Miller
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of                (7)  Sole Voting Power                   59,000
     Shares Beneficially      -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power                      0
     Reporting                -----------------------------------------------
     Person With
                              (9)  Sole Dispositive Power              59,000
                              -----------------------------------------------

                              (10) Shared Dispositive Power                 0
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      59,000
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   1.4%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                             IN
-----------------------------------------------------------------------------

CUSIP No. 03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                               Jacob C. Mol
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF, OO
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of           (7)  Sole Voting Power                       157,113
     Shares Beneficially ----------------------------------------------------
     Owned by
     Each                (8)  Shared Voting Power                           0
     Reporting           ----------------------------------------------------
     Person With
                         (9)  Sole Dispositive Power                  157,113
                         ----------------------------------------------------

                         (10) Shared Dispositive Power                      0
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     157,113
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   3.7%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                             IN
-----------------------------------------------------------------------------

CUSIP No. 03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

              NorDruk Investment Company Limited Partnership
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: WC, OO
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         Michigan
-----------------------------------------------------------------------------

     Number of           (7)  Sole Voting Power                        40,000
     Shares Beneficially ----------------------------------------------------
     Owned by
     Each                (8)  Shared Voting Power                           0
     Reporting           ----------------------------------------------------
     Person With
                         (9)  Sole Dispositive Power                   40,000
                         ----------------------------------------------------

                         (10) Shared Dispositive Power                      0
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      40,000
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   0.9%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                             PN
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                           John F. Northway, Sr.
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds:  PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of           (7)  Sole Voting Power                           900
     Shares Beneficially ----------------------------------------------------
     Owned by
     Each                (8)  Shared Voting Power                      40,000
     Reporting           ----------------------------------------------------
     Person With
                         (9)  Sole Dispositive Power                      900
                         ----------------------------------------------------

                         (10) Shared Dispositive Power                 40,000
-----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person      40,900

-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   1.0%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                             IN
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                          Peter Douglas Wierenga
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of           (7)  Sole Voting Power                        31,100
     Shares Beneficially ----------------------------------------------------
     Owned by
     Each                (8)  Shared Voting Power                       1,200
     Reporting           ----------------------------------------------------
     Person With
                         (9)  Sole Dispositive Power                   31,100
                         ----------------------------------------------------

                         (10) Shared Dispositive Power                  1,200
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      32,300

-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   0.8
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                             IN
-----------------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D is filed for the purpose of generally updating information previously filed. The Group (with the exception of Mr. Miller, who joined the Group on September 24, 1997) filed a Schedule 13D with the Commission on July 3, 1997. The Group also filed an Amendment No. 1 to Schedule 13D on September 29, 1997.

     This Amendment No. 2 to Schedule 13D amends the previously filed Schedules 13D to reflect the fact that a member of the Group has submitted to Ameriwood the nomination of Jacob C. Mol, a member of the Group, for election as a Director of Ameriwood at its 1998 annual meeting of shareholders and that two members of the Group have submitted separate shareholder proposals to Ameriwood in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Copies of the nomination letter and the shareholder proposals and their supporting statements are attached to this Amendment No. 2 to Schedule 13D as Exhibits 21, 22 and 23, respectively, and are herein incorporated by reference.

     The information called for by Items 1, 2, 3, 5 and 6 of Schedule 13D is herein incorporated by reference to the Group's previously filed
Schedule 13D and Amendment No. 1 to Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         The members of the Committee are long term investors who believe that Ameriwood has failed to realize its potential value to shareholders and that Ameriwood's Board of Directors has failed to take appropriate action to enhance shareholder value. The members have formed the Committee to assert shareholder rights. The purpose of the Committee is to communicate with Ameriwood's management concerning enhancement of shareholder value.

     In furtherance of its goal of enhancing shareholder value, the Committee may advocate proposals which relate to or would result in any or all of the following:

     1.   Removal or resignation of the chairman of the board.

     2. Retention of senior management with demonstrated expertise in manufacturing durable consumer goods.

     3. Election or appointment of new directors with personal expertise in manufacturing and marketing.

     4. Election or appointment of a non-management employee director to represent the interests of participants in Ameriwood's employee stock ownership plan.

     5.   Closing the company's Grand Rapids executive offices.

     6. Termination of the company's poison pill ("shareholder rights plan").

     7.   Sale or merger of the company.

     8.   Other plans or proposals not yet identified.

     These purposes have been communicated to Ameriwood's Board of Directors and the public by means of the letter and press release filed as exhibits to the Amendment No. 1. to Schedule 13D filed by the Committee on September 29, 1997.

         The Committee intends to continue to evaluate Ameriwood and its business prospects and intends to communicate with management of Ameriwood, other shareholders, or other persons to further its objectives. Any member of the Committee may make further purchases of shares of Common Stock or may dispose of any or all of his or its shares of Common Stock at any time. At present, except as disclosed below and elsewhere herein, the Committee has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D. The Committee intends to continue to explore the options available to it. The Committee may, at any time or from time to time, review or reconsider its position with respect to Ameriwood and formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

     On December 11, 1997, the Committee delivered to the Board of Directors of Ameriwood a letter requesting that the Board nominate Jacob C. Mol for election as a Director of Ameriwood at the 1998 annual meeting of shareholders. The Board of Directors did not inform the Committee of its decision on this matter prior to the requested deadline set forth in that letter. Thus, on December 22, 1997, NorDruk Investment Company Limited Partnership, a member of the Committee, submitted to Ameriwood a formal shareholder nomination of Mr. Mol, in accordance with the procedures for shareholder nominations set forth in Ameriwood's articles of incorporation and bylaws. A copy of this letter is attached to this Amendment No. 2 to
Schedule 13D as Exhibit 21 and is herein incorporated by reference.

     On December 11, 1997, Mr. Jacob C. Mol, a member of the Committee, submitted a shareholder proposal and supporting statement to Ameriwood in accordance with Rule 14a-8 under the Exchange Act for inclusion in Ameriwood's proxy materials relating to its 1998 annual meeting of shareholders. This shareholder proposal would urge the Board of Directors of Ameriwood to form a committee of outside directors and a nominee of the participants in Ameriwood's employee stock ownership plan (the "ESOP") for the purpose of investigating and facilitating a sale or merger of Ameriwood or an ESOP buy out. A copy of the shareholder proposal and supporting statement is attached to this Amendment No. 2 to Schedule 13D as Exhibit 22 and is herein incorporated by reference.

     On December 11, 1997, NorDruk Investment Company Limited Partnership, a member of the Committee, submitted a shareholder proposal and supporting statement to Ameriwood in accordance with Rule 14a-8 under the Exchange Act for inclusion in Ameriwood's proxy materials relating to its 1998 annual meeting of shareholders. This shareholder proposal would recommend that the Board of Directors of Ameriwood, at the earliest practical date, redeem or submit to a binding shareholder vote Ameriwood's Rights Agreement (also known as a poison pill) adopted in April 1996, and submit any and all similar plans or agreements considered in the future for shareholder approval prior to the adoption of such plans or agreements. A copy of the shareholder proposal and supporting statement is attached to this Amendment No. 2 to Schedule 13D as Exhibit 23 and is herein incorporated by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT                           DESCRIPTION

     1         Joint Filing Agreement*
     2         Customer's Agreement, dated March 9, 1989, between NorDruk
               Investment Company Limited Partnership and Stifel, Nicolaus
               & Co.,  Inc.*
     3         Customer's Agreement, dated June 16, 1995, between Jacob C.
               Mol and Stifel, Nicolaus & Co., Inc.*
     4         Administrative Agreement dated September 19, 1997 signed by
               Paul C. Drueke and Gary Kaiser**
     5         Administrative Agreement dated September 22, 1997 signed by
               Paul C. Drueke and David S. Lundeen**
     6         Administrative Agreement dated September 24, 1997 signed by
               Paul C. Drueke and Philip D. Miller**
     7         Administrative Agreement dated September 19, 1997 signed by
               Paul C. Drueke and Jacob Mol**
     8         Administrative Agreement dated September 23, 1997 signed by
               Paul C. Drueke and NorDruk Investment Company Limited
               Partnership**
     9         Administrative Agreement dated September 23, 1997 signed by
               Paul C. Drueke and John F. Northway, Sr.**
     10        Administrative Agreement dated September 22, 1997 signed by
               Paul C. Drueke and Peter D. Wierenga**
     11        Letter dated September 25, 1997, to board of directors**
     12        Press release dated September 26, 1997**
     13        Power of Attorney of Paul C. Drueke dated September 23,
               1997**
     14        Power of Attorney of Gary Kaiser dated September 19, 1997**
     15        Power of Attorney of David S. Lundeen dated September 22,
               1997**
     16        Power of Attorney of Philip D. Miller dated September 24,
               1997**

     17        Power of Attorney of Jacob Mol dated September 25, 1997**
     18        Power of Attorney of NorDruk Investment Company Limited
               Partnership dated September 23, 1997**
     19        Power of Attorney of John F. Northway, Sr. dated September
               23, 1997**
     20        Power of Attorney of Peter D. Wierenga dated September 22,
               1997**
     21        Letter dated December 22, 1997 to board of directors
     22        Shareholder Proposal and Supporting Statement of Jacob C.
               Mol
     23        Shareholder Proposal and Supporting Statement of NorDruk
               Investment Company Limited Partnership


*    Incorporated by reference to the Group's Schedule 13D filed on July 3,
     1997.
** Incorporated by reference to the Group's Amendment No. 1 to Schedule 13D filed on September 29, 1997.

                                SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 1997          /s/Paul C. Drueke
                                   Paul C. Drueke



                                   /s/Gary Kaiser
                                   Gary Kaiser



                                   /s/David S. Lundeen
                                   David S. Lundeen



                                   /s/Philip D. Miller
                                   Philip D. Miller



                                   /s/Jacob C. Mol
                                   Jacob C. Mol


                                   NORDRUK INVESTMENT COMPANY
                                   LIMITED PARTNERSHIP


                                   /s/Paul C. Drueke
                                   Paul C. Drueke, General Partner



                                   /s/John F. Northway, Sr.
                                   John F. Northway, Sr., General Partner




                                   /s/John F. Northway, Sr.
                                   John F. Northway, Sr.

                                  /s/Peter Douglas Wierenga
                                   Peter Douglas Wierenga


*By  /s/Paul C. Drueke
     Paul C. Drueke
     Attorney-in-Fact

                               EXHIBIT INDEX

  EXHIBIT             DESCRIPTION

     1         Joint Filing Agreement*
     2         Customer's Agreement, dated March 9, 1989, between NorDruk
               Investment Company Limited Partnership and Stifel, Nicolaus
               & Co., Inc.*
     3         Customer's Agreement, dated June 16, 1995, between Jacob C.
               Mol and Stifel, Nicolaus & Co., Inc.*
     4         Administrative Agreement dated September 19, 1997 signed by
               Paul C. Drueke and Gary Kaiser**
     5         Administrative Agreement dated September 22, 1997 signed by
               Paul C. Drueke and David S. Lundeen**
     6         Administrative Agreement dated September 24, 1997 signed by
               Paul C. Drueke and Philip D. Miller**
     7         Administrative Agreement dated September 19, 1997 signed by
               Paul C. Drueke and Jacob Mol**
     8         Administrative Agreement dated September 23, 1997 signed by
               Paul C. Drueke and NorDruk Investment Company Limited
               Partnership**
     9         Administrative Agreement dated September 23, 1997 signed by
               Paul C. Drueke and John F. Northway, Sr.**
     10        Administrative Agreement dated September 22, 1997 signed by
               Paul C. Drueke and Peter D. Wierenga**
     11        Letter dated September 25, 1997, to board of directors**
     12        Press release dated September 26, 1997**
     13        Power of Attorney of Paul C. Drueke dated September 23,
               1997**
     14        Power of Attorney of Gary Kaiser dated September 19, 1997**
     15        Power of Attorney of David S. Lundeen dated September 22,
               1997**
     16        Power of Attorney of Philip D. Miller dated September 24,
               1997**
     17        Power of Attorney of Jacob Mol dated September 25, 1997**
     18        Power of Attorney of NorDruk Investment Company Limited
               Partnership dated September 23, 1997**
     19        Power of Attorney of John F. Northway, Sr. dated September
               23, 1997**
     20        Power of Attorney of Peter D. Wierenga dated September 22,
               1997**
     21        Letter dated December 22, 1997 to board of directors
     22        Shareholder Proposal and Supporting Statement of Jacob C.
               Mol
     23        Shareholder Proposal and Supporting Statement of NorDruk
               Investment Company Limited Partnership

*    Incorporated by reference to the Group's Schedule 13D filed on July 3,
     1997.
** Incorporated by reference to the Group's Amendment No. 1 to Schedule 13D filed on September 29, 1997.